Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or by the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited or provided for in our memorandum and articles of association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN.

Baozun Inc.

寶尊電商有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9991)

VOLUNTARY CONVERSION TO DUAL-PRIMARY LISTING ON THE MAIN BOARD OF THE STOCK EXCHANGE

Reference is made to the Primary Conversion Acknowledgement Announcement regarding the Primary Conversion Application and the receipt of Primary Conversion Exchange Acknowledgment by the Company from the Stock Exchange on August 23, 2022 issued pursuant to Paragraph 3.29 of GL112-22. This announcement is issued pursuant to Paragraph 3.30 of GL112-22.

The Board is pleased to announce that on the Effective Date, being November 1, 2022, the Company’s voluntary conversion of its secondary listing status to dual-primary listing on the Stock Exchange will become effective. The Company will become dual primary listed on the Stock Exchange in Hong Kong and the Nasdaq in the United States, and the stock marker “S” will be removed from our stock short name on the Stock Exchange on the Effective Date.

Reference is made to the announcement of the Company dated August 23, 2022 in relation to, among others, the Primary Conversion Application and the receipt of Primary Conversion Exchange Acknowledgment by the Company from the Stock Exchange on August 23, 2022 issued pursuant to Paragraph 3.29 of GL112-22 (the “Primary Conversion Acknowledgement Announcement”).

This announcement is issued pursuant to Paragraph 3.30 of GL112-22. Unless otherwise defined herein, capitalized terms in this announcement shall have the same meanings as defined in the Primary Conversion Acknowledgement Announcement.

1

1.	VOLUNTARY CONVERSION TO DUAL-PRIMARY LISTING ON THE STOCK EXCHANGE

1.1	Introduction

The Board is pleased to announce that on the Effective Date, being November 1, 2022, the Company’s voluntary conversion of its secondary listing status to dual-primary listing on the Stock Exchange will become effective. The Company will become dual primary listed on the Stock Exchange in Hong Kong and the Nasdaq in the United States, and the stock marker “S” will be removed from our stock short name on the Stock Exchange on the Effective Date.

1.2	Obligations of the Company to Comply with All Applicable Provisions of the Listing Rules, the SFO and the Takeovers Code

Upon the Effective Date, the Company has to comply with all the relevant Listing Rules, the SFO and the Takeovers Code applicable to a dual primary listed issuer, including those provisions subject to the Existing Waivers. The Existing Waivers will be withdrawn or will be no longer applicable upon the Effective Date. The Existing Waivers include the following specific waivers and exemptions granted by the Stock Exchange and the exemption and ruling granted by the SFC, on an individual basis:

Relevant rule(s)	Subject matter

Rule 2.07A of the Listing Rules	Printed corporate communication

Section 4.1 of the Introduction to the Takeovers Code	Determination of whether a company is a “public company in Hong Kong”

Part XV of the SFO	Disclosure of interests

Rule 13.25B of the Listing Rules	Monthly returns

Rule 19C.07(3) of the Listing Rules(Note)	Shareholder protection requirements in relation to approval, removal and remuneration of auditors

Paragraph 3(b) of Practice Note 15 to the Listing Rules	Three-year restriction on spin-offs

Note: Rule 19C.07(3) of the Listing Rules has, since January 1, 2022, become Paragraph 17 of Appendix 3 to the Listing Rules.

Details of the Existing Waivers are set out in the Prospectus.

2

The Company has made the necessary arrangements to comply with the Listing Rules, the SFO and the Takeovers Code applicable to a dual primary listed issuer upon the Effective Date. In the event that the Company is unable to demonstrate full compliance with the Listing Rules, the SFO and the Takeovers Code applicable to a dual primary listed issuer in time (where no waiver or exemption has been granted) upon the Effective Date, the Company would be in potential breach, and would potentially be subject to, depending on the nature and seriousness of the possible breach and the circumstances and the manner in which the conduct is giving rise to such possible breach, disciplinary action. The Company may also be directed to carry out possible remedial and enhancement actions such as internal control review and directors’ training on regulatory and legal topics.

1.3	Applications for Waivers in connection with the Primary Conversion

In connection with the Primary Conversion, the Company has sought, and the Stock Exchange has granted, the following Waivers from strict compliance with the following provisions of the Listing Rules:

Listing Rule(s)	Subject matter

Rules 3.28 and 8.17	Joint Company Secretaries

Rule 19.25A, and Note 2.1 to Paragraph 2 of Appendix 16	Use of U.S. GAAP

Rules 14A.35, 14A.36, 14A.52 and 14A.53	Continuing connected transaction requirements applicable to the Contractual Arrangements

Note (1) to Rule 17.03(9)	Exercise price of Options and SARs to be granted pursuant to the 2022 Plan after the Primary Conversion

In the event of withdrawal of any of the aforementioned Waivers, the Company would have to fully comply with such Listing Rules.

3

1.3.1	Joint Company Secretaries

Requirements under the Listing Rules

Rules 3.28 and 8.17 of the Listing Rules require the Company to appoint as its company secretary an individual who, by virtue of his/her academic or professional qualifications or relevant experience, is, in the opinion of the Stock Exchange, capable of discharging the functions of company secretary.

Reasons for applying for the waiver

The Company has appointed, with effect from the Effective Date, Mr. Yu and Ms. So, as the Joint Company Secretaries of the Company. Mr. Yu is the Chief Financial Officer of the Company. Details of Mr. Yu’s biography are set out on page 126 of the Annual Report of the Company for the year ended December 31, 2021.

Ms. So is a director of Corporate Services of Tricor Services Limited. Ms. So has over 20 years of experience in the corporate secretarial field. She has been providing professional corporate services to Hong Kong listed companies as well as multinational, private and offshore companies. Ms. So is currently the company secretary/joint company secretary of seven listed companies on the Stock Exchange, namely, Kuaishou Technology (stock code on the Stock Exchange: 1024), Xiaomi Corporation (stock code on the Stock Exchange: 1810), Embry Holdings Limited (stock code on the Stock Exchange: 1388), China Yongda Automobiles Services Holdings Limited (stock code on the Stock Exchange: 3669), DLC Asia Limited (stock code on the Stock Exchange: 8210), TATA Health International Holdings Limited (stock code on the Stock Exchange: 1255) and PW Medtech Group Limited (stock code on the Stock Exchange: 1358). Ms. So is a chartered secretary, a chartered governance professional and a fellow of both The Hong Kong Chartered Governance Institute and The Chartered Governance Institute in the United Kingdom. She is a holder of the Practitioner’s Endorsement from The Hong Kong Chartered Governance Institute. Ms. So obtained her bachelor’s degree of arts in accountancy from the Hong Kong Polytechnic University in Hong Kong.

Mr. Yu has served as the Chief Financial Officer of the Company since December 2020. Having regard to Mr. Yu’s thorough understanding of corporate governance of the Group, he is therefore considered as a suitable person to act as a company secretary of the Company. In addition, as the headquarters and principal business operations of the Group are located in the PRC, the Directors believe that it is necessary to appoint Mr. Yu as a company secretary, whose presence in the PRC enables him to attend to the day-to-day corporate secretarial matters concerning the Group.

4

Waiver sought

The Company has applied for, and the Stock Exchange has granted, a waiver from strict compliance with the requirements under Rules 3.28 and 8.17 of the Listing Rules, subject to the conditions that (a) Mr. Yu must be assisted by Ms. So (being a person who possesses the qualifications or experience as required under Rule 3.28 of the Listing Rules and is appointed as a Joint Company Secretary) throughout the three-year period; and (b) the waiver will be revoked immediately if and when Ms. So ceases to provide such assistance or there are material breaches of the Listing Rules by the Company. The Company will liaise with the Stock Exchange before the end of the three-year period to enable it to assess whether Mr. Yu, having had the benefit of Ms. So’s assistance for three years, will have acquired the relevant experience within the meaning of Rule 3.28 of the Listing Rules so that a further waiver will not be necessary.

1.3.2	Use of U.S. GAAP

Requirements under the Listing Rules

Rule 19.25A of the Listing Rules provides that the annual accounts are required to conform with financial reporting standards acceptable to the Stock Exchange, which are normally the HKFRS issued by the Hong Kong Institute of Certified Public Accountants or the IFRS issued by the International Accounting Standards Board. Where the Stock Exchange allows annual accounts to be drawn up otherwise than in conformity with the HKFRS or the IFRS, the annual accounts will be required to conform with financial reporting standards acceptable to the Stock Exchange. In such cases, the Stock Exchange will normally require the annual accounts to contain a reconciliation statement setting out the financial effect of the material differences (if any) from either the HKFRS or the IFRS.

Note 2.1 to Paragraph 2 of Appendix 16 to the Listing Rules requires the Company to prepare its financial statements in the financial reports to be in conformity with: (a) the HKFRS; (b) the IFRS; or (c) China Accounting Standards for Business Enterprises in the case of companies incorporated in China, subject to Note 2.6 to Paragraph 2 of Appendix 16 to the Listing Rules. Note 2.6 to Paragraph 2 of Appendix 16 to the Listing Rules provides that the Stock Exchange may allow the annual financial statements of an overseas issuer to be drawn up otherwise than in conformity with financial reporting standards referred to in Note 2.1 to Paragraph 2 of Appendix 16 to the Listing Rules, subject to the requirements under Rule 19A.25 of the Listing Rules.

5

In GL111-22, the Stock Exchange has indicated that it has accepted that the financial statements and accountants’ reports of overseas issuers with, or seeking, among others, a dual-primary listing in the United States and on the Stock Exchange can be prepared in conformity with the U.S. GAAP. GL111-22 further provides that, an overseas issuer adopting a body of financial reporting standards other than the HKFRS or the IFRS for the preparation of its financial statements must include a reconciliation statement setting out the financial effect of any material differences between those financial statements and financial statements prepared using the HKFRS or the IFRS in its accountants’ reports and annual/interim/ quarterly reports.

Reasons for applying for the waiver

As a company primary listed on the Nasdaq, the Company uses the U.S. GAAP, and the corresponding auditing standards for the filing of its financial statements with the U.S. Securities and Exchange Commission as determined by the United States Public Company Accounting Oversight Board. Upon the Effective Date, the Company will continue to use the U.S. GAAP to prepare its financial statements. The U.S. GAAP is well recognized and accepted by the international investment community and significant progress has been made in the convergence between the U.S. GAAP and the IFRS. Additionally, the Company notes that it might lead to confusion among the Company’s investors and Shareholders if the Company was required to adopt different accounting standards for its disclosures in Hong Kong from those in the United States. Aligning the accounting standards used for disclosures in both markets will alleviate any such confusion.

Waiver sought

The Company has applied for, and the Stock Exchange has granted, a waiver from strict compliance with the requirements under Rule 19.25A of, and Note 2.1 to Paragraph 2 of Appendix 16 to, the Listing Rules in respect of its financial statements, subject to the conditions that:

(a)	the Company will, for the financial year following the Effective Date, include (i) a description of the relevant key differences between the U.S. GAAP and the IFRS; and (ii) a reconciliation statement showing the financial effect of any material differences between the financial statements during the reporting period prepared using the U.S. GAAP and the IFRS in its interim and annual reports after the Primary Conversion as required under Rule 19.25A of the Listing Rules and Paragraphs 30 to 32 of GL111- 22, with the reconciliation statement in the interim reports to be reviewed by external auditor in accordance with a standard that is at least equivalent to International Standard on Assurance Engagements 3000 or Hong Kong Standard on Assurance Engagements 3000 and the reconciliation statement in the annual reports to be audited by external auditor;

6

(b)	the Company will comply with Paragraph 30 to Paragraph 33 of GL111-22;

(c)	the Company will use the HKFRS or the IFRS in the preparation of the Company’s financial statements in accordance with Note 4 to Rule 19.25A of the Listing Rules in the event that the Company is no longer listed in the United States or has no obligation to make financial disclosure in the United States; and

(d)	this waiver will only apply for this specific case only.

1.3.3	Continuing Connected Transaction Requirements Applicable to the Contractual Arrangements

Requirements under the Listing Rules

Listing Rules	Requirements

14A.35	The listed issuer must announce the connected transaction as soon as practicable after its terms have been agreed.

14A.36	The connected transaction must be conditional on Shareholders’ approval at a general meeting held by the listed issuer. Any Shareholder who has a material interest in the transaction must abstain from voting on the resolution.

14A.52	The period for written agreement for a continuing connected transaction must be fixed and reflect normal commercial terms or better. It must not exceed three years except in special circumstances where the nature of the transaction requires a longer period. In this case, the listed issuer must appoint an independent financial adviser to explain why the agreement requires a longer period and to confirm that it is normal business practice for agreements of this type to be of such duration.

14A.53	The listed issuer must set an annual cap for the continuing connected transaction as stipulated.

7

Background of the Contractual Arrangements

The following diagram illustrates the ownership structure and contractual arrangements for Shanghai Zunyi and Shanghai Huiyang as of the date of this announcement:

Foreign Investment in Value-Added Telecommunications Businesses

Foreign investment in telecommunications businesses is governed by the Regulations for Administration of Foreign-invested Telecommunications Enterprises, issued by the State Council on December 11, 2001 and subsequently amended on September 10, 2008, February 6, 2016 and May 1, 2022 (namely, the 2022 FITE Regulations). The Ministry of Industry and Information Technology issued the Notice Regarding Strengthening Administration of Foreign Investment in Operating Value-Added Telecommunication Businesses on July 13, 2006, pursuant to which a domestic PRC company that holds an operating license for value- added telecommunications business (namely, the VAT License), is prohibited from leasing, transferring or selling the VAT License in any form, or providing any resource, sites or facilities to any foreign investors intending to illegally conduct such businesses in the PRC.

8

The Group currently provides domestic call center services and internet information services through Shanghai Zunyi, which holds VAT License obtained in 2014. In view of the potential business expansion, the Group established Shanghai Huiyang in the PRC with limited liability in July 2019 for the purpose of setting up an e-commerce platform. The Group's internet information services and e-commerce platform business are subject to foreign ownership restriction under the 2021 Negative List and the 2022 FITE Regulations.

Pursuant to the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version) (namely, the 2021 Negative List), provision of value-added telecommunications services falls within the ‘restricted’ category. As such, the ultimate shareholding percentage of a foreign investor in companies engaged in value-added telecommunications services (except for e-commerce, domestic multi-party communications, storage-forwarding and call centers) shall not exceed 50%.

Pursuant to the 2022 FITE Regulations which came into effective on May 1, 2022, (i) foreign investors are, in general, not allowed to hold more than 50% of the equity interests of a company engaged in value-added telecommunications services; and (ii) foreign investor who invests in a value-added telecommunications enterprise in the PRC is no longer required to demonstrate a positive track record and operational experience in providing such services.

As advised by the PRC legal adviser of the Company:

(1)	the above regulatory development does not invalidate the VAT License or require the Company to modify its Contractual Arrangements according to the PRC laws and regulations. As of the date of this announcement, the Company has not received any inquiry or notice from the competent authorities regarding the validity of the VAT License or the Contractual Arrangements as a whole.

(2)	Notwithstanding the above, since the 2022 FITE Regulations only became effective on May 1, 2022 and no detailed guidance or implementation measures have been issued, the application of the 2022 FITE Regulations on the relevant VAT License under a shareholding structure with the ultimate shareholding percentage of a foreign investor exceeding 50% and its future impact on the Group, including any specific requirements that the Group may need to satisfy, remains uncertain in practice.

In light of the above and as advised by the PRC legal adviser of the Company, the Company determined that it was not viable for the Company to hold Shanghai Zunyi directly through equity ownership. On the other hand, as of June 30, 2022, the registered capital of Shanghai Huiyang was held as to 80% by Mr. Wu and 20% by Mr. Liang. Although Shanghai Huiyang has not commenced operations since its establishment, the Company may, subject to its business strategies regarding Shanghai Huiyang, apply for the VAT License in the future, the Contractual Arrangements are therefore being maintained. The Company will closely monitor any future development relating to the 2022 FITE Regulations and will take all necessary actions to comply with applicable laws, regulations and specific requirements or guidance, including reorganizing our corporate structure, if required in the future.

9

As a result of the foregoing and in line with common practice in the industries in the PRC in relation to foreign investment restrictions, the Group’s domestic call center services and internet information services are conducted through Shanghai Zunyi and the Group’s e-commerce platform business will be conducted through Shanghai Huiyang, and a series of Contractual Arrangements have been entered into (a) by Shanghai Zunyi, Shanghai Baozun E-Commerce Limited and the shareholders of Shanghai Zunyi, namely Mr. Qiu and Mr. Zhang, and (b) by Shanghai Huiyang, Canyang E-Logistics Supply Chain (Shanghai) Co., LTD and the shareholders of Shanghai Huiyang, namely Mr. Wu and Mr. Liang. Through the Contractual Arrangements with respect to Shanghai Zunyi and Shanghai Huiyang, the Group has obtained control over the operations of, and enjoy substantially all economic benefits of the Shanghai Zunyi since July 2014 and Shanghai Huiyang since December 2019. Accordingly, the Contractual Arrangements have been designed to ensure that there will be no limit on the amount of fees payable to the Group under the Contractual Agreements. Accordingly, there will be no monetary cap on any agreements under the Contractual Arrangements.

For a summary of the Contractual Arrangements with respect to Shanghai Zunyi, please refer to section headed “Our History and Corporate Structure – Contractual Arrangements” in the Prospectus. The Contractual Arrangements with respect to Shanghai Huiyang were first entered into in December 2019 before the Company became secondary listed on the Stock Exchange on September 29, 2020, and the terms of such Contractual Arrangements are substantially the same with Shanghai Zunyi, which have been disclosed in the Prospectus.

The execution of the Contractual Arrangements of Shanghai Zunyi and Shanghai Huiyang does not violate applicable PRC laws and regulations currently in effect. Under the applicable PRC laws and regulations currently in effect, each of the Contractual Arrangements for Shanghai Zunyi and

Shanghai Huiyang is valid, binding and enforceable against the relevant parties thereto.

Continuing connected transaction requirements applicable to the Contractual Arrangements

The Company has in place the Contractual Arrangements with the VIEs. The transactions contemplated under the Contractual Arrangements will constitute continuing connected transactions of the Company under the Listing Rules upon the Effective Date where directors, chief executive officers or substantial shareholders of Shanghai Zunyi and Shanghai Huiyang will become connected persons (as defined under Chapter 14A of the Listing Rules) of the Company upon the Effective Date, unless they are exempt under the Listing Rules. The Contractual Arrangements were permissible for the secondary listing in Hong Kong on the basis that the Company is a Grandfathered Greater China Issuer (as defined under the Listing Rules) and Paragraph 3.48 of GL112-22 confirmed that the Company, as a Grandfathered Greater China Issuer, is allowed to retain its existing VIE structure if it becomes primary listed in Hong Kong as a result of the Primary Conversion.

10

Reasons for applying for the waiver and view of the Directors

Based on the above, the Directors are of the view that the Contractual Arrangements and the transactions contemplated therein are fundamental to the Group’s legal structure and business operations. Under this structure, the financial results of the VIEs and their subsidiaries have been consolidated into the Company’s financial statements as if they were the Company’s wholly-owned subsidiaries, and substantially all the economic benefits of their business flows to the Group (i.e. the Group will retain substantially all of the profit generated by the VIEs through the service fees payable to Shanghai Baozun E-Commerce Limited and Canyang E-Logistics Supply Chain (Shanghai) Co., Ltd), therefore the Directors believe that it will not be in the interest of the Company and the Shareholders to set any annual cap on the amount of fees payable to the Group under the Contractual Arrangements. Accordingly, notwithstanding that the transactions contemplated under the Contractual Arrangements and any new transactions, contracts and agreements or renewal of existing transactions, contracts and agreements to be entered into, among others, by any of the VIEs and any member of the Group (namely, the New Intergroup Agreements and each of them, a New Intergroup Agreement) shall technically constitute continuing connected transactions under Chapter 14A of the Listing Rules upon the Effective Date, the Directors consider that it would be unduly burdensome and impracticable to the Company if such transactions are subject to strict compliance with the requirements set out under Chapter 14A of the Listing Rules, including, among others, the announcement requirement under Rule 14A.35 of the Listing Rules and the independent Shareholders’ approval requirement under Rule 14A.36 of the Listing Rules.

The Directors are also of the view that: (a) the terms of the Contractual Arrangements are fair and reasonable; (b) the Contractual Arrangements have been entered into in the ordinary and usual course of business of the Group on normal commercial terms; (c) the entering of the Contractual Arrangements is in the interests of the Company and the Shareholders as a whole; and (d) it is normal business practice for the Contractual Arrangements to be of a term greater than three years.

Listing Rules implications

The highest applicable percentage ratios (other than the profits ratio) under the Listing Rules in respect of the transactions associated with the Contractual Arrangements are expected to be more than 5%. As such, the transactions will be subject to the reporting, annual review, announcement, circular, independent financial advice and Shareholders’ approval requirements under Chapter 14A of the Listing Rules.

11

Independent Board Committee

The Independent Board Committee, comprising all independent Directors, namely Mr. Yiu Pong Chan, Ms. Bin Yu, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye, none of whom has any material interest in the transactions under the Contractual Arrangements, has been established to review as to (a) the terms of the Contractual Arrangements are fair and reasonable; (b) the Contractual Arrangements have been entered into in the ordinary and usual course of business of the Group on normal commercial terms; and (c) the entering of the Contractual Arrangements is in the interests of the Company and the Shareholders as a whole. Altus Capital Limited has been appointed as the Independent Financial Adviser to advise the Independent Board Committee.

View of Independent Financial Adviser

Altus Capital Limited, a corporation licensed to carry out Type 4 (Advising on Securities), Type 6 (Advising on Corporate Finance) and Type 9 (Asset Management) regulated activities under the SFO, which has been appointed as the independent financial adviser to the Company pursuant to the Rule 14A.52 of the Listing Rules, is of the view that in relation to the Contractual Arrangements of Shanghai Zunyi and Shanghai Huiyang, (a) the continuing connected transactions in respect of the Contractual Arrangements have been entered into in the Group’s ordinary and usual course of business on normal commercial terms, on terms that are fair and reasonable, and in the interest of the Company and the Shareholders as a whole; and (b) it is normal business practice for agreements of this type to be of such duration exceeding three years based on all the matters set out above, including in particular: (i) its discussion with the management of the Company, including regarding the advice of the PRC legal adviser of the Company about, and the necessity of, the Contractual Arrangements; (ii) the fact that as the contractual arrangement structure thereunder is a long-term arrangement, it would be unduly burdensome and impracticable for the Company to renew the Contractual Arrangements every three years or less; and (iii) the fact that the duration of similar arrangements of other listed issuers on the Stock Exchange are normally infinite until termination or infinite in practice.

12

Waiver sought

The Company has applied for, and the Stock Exchange has granted, a waiver from strict compliance with the following requirements under Chapter 14A of the Listing Rules in respect of the Contractual Arrangements as the Directors believe that strict compliance would be unduly burdensome and add unnecessary administrative cost:

(a)	the announcement and independent Shareholders’ approval requirements of the Listing Rules in respect of the transactions as contemplated under the Contractual Arrangements pursuant to Rules 14A.35 and 14A.36 of the Listing Rules;

(b)	the requirement of setting maximum aggregate annual value (i.e. an annual cap) for the fees payable to the Group under the Contractual Arrangements pursuant to Rule 14A.53 of the Listing Rules; and

(c)	the requirement of limiting the term of the Contractual Arrangements to three years or less pursuant to Rule 14A.52 of the Listing Rules, for so long as our Shares are listed on the Stock Exchange,

subject to the conditions set out below:

(a)	No change without independent Directors’ approval: No change to any of the agreements constituting the Contractual Arrangements will be made without the approval of the independent Directors;

(b)	No change without independent Shareholders’ approval: Save as described in paragraph (d) below, no changes to the agreements governing the Contractual Arrangements will be made without the approval of the independent Shareholders. Once the independent Shareholders’ approval of any change has been obtained, no further announcement or approval of the independent Shareholders will be required under Chapter 14A of the Listing Rules unless and until further changes are proposed. The periodic reporting requirement regarding the Contractual Arrangements in the annual reports of the Company (as set out in paragraph (e) below) will however continue to be applicable;

13

(c)	Economic benefits flexibility: The Contractual Arrangements shall continue to enable the Group to receive the economic benefits derived by the VIEs through (i) the Group’s option (if and when so allowed under the applicable PRC laws) to acquire all or part of the entire equity interests in the VIEs at the consideration equal to the amount of registered capital contributed by Mr. Qiu, Mr. Zhang, Mr. Wu and Mr. Liang in the VIEs, if the minimum amount of consideration permitted under the PRC laws is higher than the aforementioned price, then the price shall be the minimum amount of consideration permitted by applicable PRC laws and regulations; (ii) the business structure under which the consolidated net profits generated by the VIEs is substantially retained by the Group, such that no annual cap shall be set on the amount of service fees payable to Shanghai Baozun E-Commerce Limited and Canyang E-Logistics Supply Chain (Shanghai) Co., LTD by the VIEs under the relevant exclusive technology service agreement or exclusive business cooperation agreement; and (iii) the Group’s right to control the management and operation of, as well as, in substance, all of the voting rights of the VIEs;

(d)	Renewal and reproduction: On the basis that the Contractual Arrangements provide an acceptable framework for the relationship between the Company and its subsidiaries in which the Company has direct shareholding, on one hand, and the VIEs, on the other hand, that framework may be renewed and/or reproduced upon the expiry of the existing arrangements or in relation to any existing or new wholly foreign-owned enterprise or operating company (including branch company) engaging in the same business as that of the Group which the Group might wish to establish when justified by business expediency, without obtaining the approval of the Shareholders, on substantially the same terms and conditions as the existing Contractual Arrangements. The directors, chief executives or substantial shareholders of any existing or new wholly foreign owned enterprise or operating company (including branch company) engaging in the same business as that of the Group which the Group may establish will, upon renewal and/or reproduction of the Contractual Arrangements, however, be treated as the connected persons of the Company and transactions between these connected persons and the Company other than those under similar contractual arrangements shall comply with Chapter 14A of the Listing Rules. This condition is subject to relevant PRC laws, regulations and approvals; and

(e)	Ongoing reporting and approvals: The Company will disclose details relating to the Contractual Arrangements on an ongoing basis as follows:

•	The Contractual Arrangements in place during each financial period will be disclosed in the annual reports of the Company in accordance with the relevant provisions of the Listing Rules;

14

•	The independent Directors will review the Contractual Arrangements annually and confirm in the annual reports of the Company for the relevant year that: (i) the transactions carried out during such year have been entered into in accordance with the relevant provisions of the Contractual Arrangements; (ii) no dividends or other distributions have been made by the VIEs to the holders of its equity interests which are not otherwise subsequently assigned or transferred to the Group; and (iii) any new contracts entered into, renewed or reproduced between the Group and the VIEs during the relevant financial period under paragraph (d) above are fair and reasonable, or advantageous, so far as the Group is concerned and in the interests of the Company and the Shareholders as a whole;

•	The Company’s auditor will carry out review procedures annually on the transactions carried out pursuant to the Contractual Arrangements and will provide a letter to the Directors with a copy to the Stock Exchange confirming that the transactions have received the approval of the Directors and have been entered into in accordance with the relevant Contractual Arrangements and that no dividends or other distributions have been made by the VIEs to the holders of its equity interests which are not otherwise subsequently assigned or transferred to the Group;

•	For the purposes of Chapter 14A of the Listing Rules, and in particular the definition of “connected person”, the VIEs will be treated as the Company’s subsidiaries, and the transactions between the connected persons of such VIEs and the Group, other than those under the Contractual Arrangements, will be subject to requirements under Chapter 14A of the Listing Rules; and

•	The VIEs will undertake that, for so long as the Shares are listed on the Stock Exchange, the VIEs will provide the Group’s management and the Company’s auditor with full access to their relevant records for the purpose of the Company’s auditor’s review of the connected transactions.

1.3.4	Exercise price of Options and SARs to be granted pursuant to the 2022 Plan

Requirements under the Listing Rules

Note (1) to Rule 17.03(9) of the Listing Rules states that the exercise price of an option must be at least the higher of: (a) the closing price of the securities as stated in the Stock Exchange’s daily quotations sheet (namely, the HKSE Price) on the date of grant, which must be a business day; and (b) the average closing price of the securities as stated in the Stock Exchange’s daily quotations sheets for the five business days immediately preceding the date of grant. Rule 17.03(9) of the Listing Rules does not apply to other prices or amounts which are determined with reference to the closing price of an issuer’s securities under a share option scheme.

15

Reasons for applying for the waiver

Under the terms of the 2022 Plan, the Options and SARs granted are exercisable into, among others, ADSs denominated in the U.S. dollars, and the exercise price of each of Option or SAR granted shall be established by a board committee of the Company (which generally means the Compensation Committee) or shall be determined by a method established by the Committee at the time the Option or SAR is granted, provided that, among others, the exercise price shall not be less than the higher of (a) the fair market value of the ADS (namely, the Fair Market Value) on the date of grant and (b) the average Fair Market Value of the ADS for the five business days immediately preceding the date of grant (or, if greater, the par value of a Share on such date(s)).

The 2022 Plan further provides that, among others, the Fair Market Value for an ADS shall be the closing price per ADS on such date on the Nasdaq (namely, the Nasdaq Price), if no such sale is reported on that date, on the last preceding date on which a sale was so reported.

It would be unduly burdensome for the Company and Eligible Individuals if the exercise prices of the Options and SARs exercisable into, among others, ADSs under the 2022 Plan were to be determined with reference to the HKSE Price. The waiver from Note (1) to Rule 17.03(9) of the Listing Rules can be justified on the following basis:

(a)	Since the listing of the Company’s ADSs on the Nasdaq in May 2015, it has been the Company’s practice to issue Options and SARs exercisable into, among others, ADSs (each represent three Class A ordinary shares) denominated in U.S. dollars with reference to the Nasdaq Price under the 2014 Plan and 2015 Plan, and the Company will continue to issue Options and SARs under the 2022 Plan after the Effective Date. The Company also expects that it will grant Options and SARs exercisable into, among others, ADSs denominated in U.S. dollars under the 2022 Plan. By definition, ADSs are also denominated in U.S. dollars. As such, the exercise price for Options and SARs will necessarily be presented in U.S. dollars.

(b)	Subject to the waiver from strict compliance with Rule 19.25A of, and Note 2.1 to Paragraph 2 of Appendix 16 to, the Listing Rules in respect of financial statements of the Company, the Company will continue to prepare its accounts based on the U.S. GAAP after the Effective Date which requires the Company values equity awards for financial reporting purposes based on their fair market value denominated in U.S. dollars as of the date of grant.

16

(c)	Almost all of Eligible Individuals under the 2022 Plan reside outside of Hong Kong. The Options and SARs already granted to the eligible grantees under the 2014 Plan and the 2015 Plan are predominantly held in the U.S. It will diminish the incentives to the Eligible Individuals if the exercise price of the Options and SARs were calculated with reference to the Shares’ trading price on the Stock Exchange denominated in Hong Kong dollars.

(d)	It will likely cause confusion to the Eligible Individuals under the 2022 Plan, who are also likely to be an eligible individual under the 2014 Plan and the 2015 Plan, to change the method of determining the exercise price of the Options and SARs and will likely lead to significant inconvenience for those eligible individuals with regard to the management of their holdings in the Company and their corresponding financial planning. It will also cause significant administrative burdens to the Company, both from a timing and cost perspective, to change the determination and calculation of the exercise price of Options and SARs and to provide the necessary training to all affected Eligible Individuals.

(e)	The method for determining the exercise price of the Options and SARs based on the Nasdaq Price substantially replicates the requirement in Note (1) to Rule 17.03(9) of the Listing Rules.

Waiver sought

The Company has applied for, and the Stock Exchange has granted, a waiver from strict compliance with Note (1) to Rule 17.03(9) of the Listing Rules such that the Company be able to determine the exercise price for grants of Options and SARs under the 2022 Plan based on the higher of: (a) the Nasdaq Price on the date of grant, which must be a Nasdaq trading day; and (b) the average Nasdaq Price for the five Nasdaq trading days immediately preceding the date of grant.

2.	ADOPTION OF THE 2022 PLAN

Reference is made to the announcement of the Company dated October 21, 2022 in relation to the voting results of the EGM. The Company is pleased to announce that the Shareholders approved the adoption of the 2022 Plan in the EGM. The 2022 Plan shall take effect from the Effective Date.

17

3.	ADOPTION OF NEW MEMORANDUM AND ARTICLES OF ASSOCIATION

Reference is made to the announcement of the Company dated October 21, 2022 in relation to the voting results of the EGM. The Company is pleased to announce that the Shareholders approved the adoption of the new Sixth Amended and Restated Memorandum and Articles of Association in the EGM. The new Memorandum and Articles of Association shall take effect from the Effective Date.

The full text of the new Memorandum and Articles of Association will be published on the websites of the Stock Exchange at http://www.hkexnews.hk and the Company at http://ir.baozun.com.

The Chinese translation of the new Memorandum and Articles of Association is for reference only. In case of any discrepancy or inconsistency between the English and Chinese versions, the English version shall prevail.

4.	APPOINTMENT OF JOINT COMPANY SECRETARIES

The Company has appointed Mr. Yu and Ms. So, as the Joint Company Secretaries of the Company, each with effect from the Effective Date.

5.	APPOINTMENT OF AUTHORISED REPRESENTATIVES OF THE COMPANY UNDER RULE 3.05 OF THE LISTING RULES

The Company has appointed Mr. Qiu, a Director and the Chief Executive Officer, and Ms. So, the Joint Company Secretary, as the authorised representatives of the Company under Rule 3.05 of the Listing Rules, each with effect from the Effective Date.

This announcement is for information purposes only and does not constitute, or form part of, any invitation or offer to acquire, purchase or subscribe for any securities of the Company. Shareholders and potential investors should exercise caution when dealing in the securities of the Company.

By order of the Board
Baozun Inc.
Vincent Wenbin Qiu
Chairman

Hong Kong, October 27, 2022

As of the date of this announcement, our Board of Directors comprises Mr. Vincent Wenbin Qiu as the chairman, Mr. Junhua Wu, Mr. Satoshi Okada and Ms. Yang Liu as directors, and Mr. Yiu Pong Chan, Ms. Bin Yu, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye as independent Directors.

*	for identification purposes only

18